Cherry Hill Mortgage Investment Corporation
1451 Route 34, Suite 303
Farmingdale, NJ 07727

July 22, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Cherry Hill Mortgage Investment Corporation Registration Statement on Form S-3 File No. 333-251078

Ladies and Gentlemen:

Reference is made to the letter request of Cherry Hill Mortgage Investment Corporation (the “Company”) for acceleration of effectiveness of the above-referenced Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on May 12, 2021 pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The Company hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-referenced Registration Statement effective until such time as the Company shall request.

If you have any questions, please contact David Freed of Mayer Brown LLP, counsel to the Company, at (212) 506-2498 or via email at dfreed@mayerbrown.com.

Very truly yours,

CHERRY HILL MORTGAGE INVESTMENT CORPORATION

By:	/s/ Michael Hutchby
Name:	Michael Hutchby
Title:	Chief Financial Officer